Exhibit 99.14

ARACRUZ CELULOSE S.A.

Publicly – held Company

CNPJ/MF: 42.157.511/0001 -61

NIRE: 32.300.025.897

SUMMARY MINUTES OF THE CONTINUED EXTRAORDINARY

GENERAL SHAREHOLDERS’ MEETING HELD ON AUGUST 24, 2009

(a free translation from the original in Portuguese filed with the Comissão de Valores

Mobiliários (“CVM”), the Brazilian Securities and Exchange Commission)

I. DATE, TIME AND VENUE: Held on August 26, 2009, at 11:00 a.m., at the headquarters of Aracruz Celulose S.A. (the “Company” or “Aracruz”), at Rodovia Aracruz –Barra do Riacho, kilometer 25, Municipality of Aracruz, State of Espírito Santo.

II. ATTENDANCE: Same common shareholders present at the beginning of the meeting on August 24, 2009, representing two thirds of the Company’s voting shares, as demonstrated by signatures on the Shareholders’ Attendance Registry.

III. CALL NOTICE: Call Notice for the continuation of the Extraordinary General Shareholders’ Meeting held on August 24, 2009, which was adjourned until August 26, 2009, was published in the Official Gazette of the State of Espírito Santo (page 9), in the Valor Econômico newspaper (page C1), and in the A Gazeta newspaper (page 12) on August 25, 2009. Copies of those newspapers were available to all interested parties at the Extraordinary Shareholders’ Meeting held on August 26, 2009.

IV. PRESIDING OFFICERS:	José Luiz Braga – Chairman of the meeting and
Company’s Deputy General Counsel
Anselmo Farias de Oliveira – Secretary

V. RESOLUTIONS:

1. Except as set forth in item 5 below, Aracruz common shareholders approved the stock swap merger protocol between Votorantim Celulose e Papel S.A., with headquarters in the City of São Paulo, State of São Paulo, at Alameda Santos, 1357/6th floor (“VCP”), and Aracruz, dated July 21, 2009 (the “Stock Swap Merger Protocol”), in which the terms and conditions of the stock swap merger of Aracruz with VCP (the “Stock Swap Merger”) are contained. The Stock Swap Merger Protocol was available to everyone present at the meeting and shall be filed at Aracruz’s headquarters.

2. Aracruz common shareholders ratified the engagement of the following specialized firms: (a) Baker Tilly Brasil – ES Auditores Independentes Ltda., a Brazilian professional partnership (sociedade civil) incorporated in the City of Vitória, State of Espírito Santo, at Av. Nossa Senhora da Penha no. 520, Praia do Canto, enrolled with the Regional Accounting Council of the State of Espírito Santo under CRC no. 2ES000289/O-5, and with the Brazilian National Corporate Taxpayers Registry of the Ministry of Finance under no. 27.243.377/0001 -28 (“Baker Tilly”), responsible for the appraisal of the Aracruz shares in compliance with Articles 226 and 252, first paragraph, of Law no. 6,404/76 (the “Brazilian Corporation Law”) and (b) KPMG Corporate Finance Ltda., a Brazilian professional partnership (sociedade civil), with headquarters in the City of São Paulo, State of São Paulo, at Av. Nove de Julho no. 5,109 – 6th floor, enrolled with the Regional Accounting Council of the State of São Paulo under no. RE/3106 and enrolled with the Regional Business and Administration Council of the State of São Paulo under no. 1037 (“KPMG”), responsible for the appraisal, at market value, of the shareholders’ equity of VCP and Aracruz in compliance with Article 264 of the Brazilian Corporation Law. Messrs. Wladimir Firme Zanotti, Brazilian, married, accountant enrolled with the Regional Accounting Council under CRC no. 1ES007.326/0 -5 and with the Brazilian National Taxpayers Registry of the Ministry of Finance under no. 002.377.737 -08 and Luiz Renato Guimarães Pereira, Brazilian, married, economist, bearer of identity card no. 08397559-9-IFP/RJ and enrolled with the Brazilian National Taxpayers Registry of the Ministry of Finance under no. 009.092.407 -01, legal representatives of the specialized firms mentioned above, were present at the meeting to take questions from shareholders.

2.1	Using the book value criteria, as determined by the rules and criteria for the preparation of financial statements of publicly-held companies, Baker Tilly, as set forth in its appraisal report, assigned a book value of R$947,597,684.80 (nine hundred forty seven million, five hundred ninety seven thousand, six hundred eighty four reais and eighty cents) to all the Aracruz shares, irrespective of the share class, of which R$529,842,603.00 (five hundred twenty nine million, eight hundred forty two thousand, six hundred three reais) relate to the Aracruz shares, also irrespective of the share class, to be merged into VCP’s asset base. Baker Tilly’s appraisal report was discussed and approved by the shareholders, and shall be filed at Aracruz’s headquarters.

2.2	KPMG, in compliance with Article 264 of the Brazilian Corporation Law and to allow Aracruz non-controlling shareholders to compare the Stock Swap Merger ratios to exchange Aracruz common and preferred shares for VCP common shares, conducted a market value appraisal of the shareholders’ equity of VCP and Aracruz, using in both cases the same criteria and reference date. KPMG’s appraisal reports concluded that:

(a)	VCP’s shareholders’ equity amounts to R$5,941,286,655.00 (five billion, nine hundred forty one million, two hundred eighty six thousand, six hundred fifty five reais), which results in a price per share of R$29.506; and

(b)	Aracruz’s shareholders’ equity amounts to R$3,348,659,176.00 (three billion, three hundred forty eight million, six hundred fifty nine thousand, one hundred seventy six reais), which results in a price per share of R$3.243.

According to the criteria mentioned in this subitem 2.2, the Stock Swap Merger ratio to exchange Aracruz shares for VCP shares would be 0.1099 VCP common share for each and every Aracruz common or preferred share.

3. Aracruz common shareholders approved, pursuant to item 2.2 (d) and (e) of the Stock Swap Merger Protocol, the cancellation of 1,966,314 (one million, nine hundred sixty six thousand, three hundred fourteen) Aracruz shares that were kept in treasury, of which 483,114 (four hundred eighty three thousand, one hundred fourteen) were Aracruz common shares and 1,483,200 (one million, four hundred eighty three thousand, two hundred) were Aracruz Class B Preferred Shares.

4. As a result of the approval mentioned in item 1 above, Aracruz common shareholders approved the Stock Swap Merger as described in the Stock Swap Merger Protocol, as well as in the resolutions set forth below.

5. Once the Stock Swap Merger is approved, the Aracruz shares (including all Aracruz common and all Aracruz Class A Preferred and Class B Preferred Shares) shall be exchanged by VCP common shares with no par value. Aracruz and VCP formed Special Independent Committees pursuant to CVM Practice Bulletin (Parecer de Orientação) no. 35/08 (the “Special Independent Committees”) with the sole purpose of analyzing the conditions of the Stock Swap Merger and submitting their recommendations to the Aracruz and VCP Boards of Directors. The Special Independent Committees of Aracruz and VCP engaged Banco Merrill Lynch de Investimentos S.A. and Banco Bradesco BBI S.A., respectively, to help them discharge their duties. Based on the recommendations of their respective Special Independent Committees, and despite the recommendations of the Boards of Directors of VCP and Aracruz, the EGM decided to consider a new proposal made by managements of VCP and Aracruz with respect to the Stock Swap Merger exchange ratios, as follows:

“On July 23, 2009, a Material Event Notice published the terms and conditions for the exchange of all shares issued by Aracruz Celulose S.A. (“Aracruz”), not directly or indirectly held by Votorantim Celulose e Papel S.A. (“VCP”), for VCP shares. Call notices were also published on July 23, 2009 for general shareholders’ meetings of VCP and Aracruz to be held on August 24, 2009.

Pursuant to those terms and conditions, the stock swap merger exchange ratios were (i) 0.1226 VCP common share for each and every Aracruz Class A or Class B Preferred Share and (ii) 0.1347 VCP common share for each and every Aracruz common share.

On August 17, 2009, the CVM’s Superintendence of Company Relations (“SEP”) issued some considerations about the proceedings observed by Aracruz and VCP when determining the stock swap merger exchange ratios. As a result, managements of Aracruz and VCP decided to convene the shareholders’ meeting that had already been scheduled for August 24, 2009 but adjourn them for the time necessary to analyze the SEP’s considerations.

After having analyzed the SPE’s considerations, which were reiterated on the CVM’s website, managements of VCP and Aracruz - even though firm in their belief that they had complied with all the legal and regulatory requirements to establish the referred exchange ratio - resolved to adopt the CVM’s recommendations in order to avoid further delays to the stock swap merger of Aracruz with VCP and losses deriving therefrom to the two companies and their many shareholders.

Therefore, on August 26, 2009, upon the reconvening of the previously suspended general meetings, it is proposed to the shareholders of both companies that a single stock swap merger ratio for the exchange of VCP common shares for Aracruz common and preferred shares be adopted. Such stock swap merger ratio shall be 0.1347 VCP common share for each and every Aracruz common or preferred share. By proceeding on these terms and as acknowledged by the CVM, any alleged benefit of the type referred by the SPE shall be inapplicable and, accordingly, the provisions of Article 136, paragraph 1, of the Brazilian Corporation Law shall also be inapplicable.

The adoption of a single stock swap merger exchange ratio will result in the issuance of 77,770,294 (seventy seven million, seven hundred seventy thousand, two hundred ninety four) new VCP common shares, at a price per share of R$17.00 (seventeen reais), thereby increasing VCP’s shareholders’ equity by R$1,322,094,988.00 (one billion, three hundred and twenty two million, ninety four thousand, nine hundred eighty eight reais), of which R$529,842,603.00 (five hundred twenty nine million, eight hundred forty two thousand, six hundred three reais) will be allocated to VCP’s capital account, and R$792,252,395.00 (seven hundred ninety two million, two hundred fifty two thousand, three hundred ninety five reais) to VCP’s capital reserve account.”

5.1	Therefore, each Aracruz shareholder, whether a holder of common, Class A or Class B preferred shares, will be entitled to receive 0.1347 VCP common share for each and every Aracruz share. The adoption of a single Stock Swap Merger exchange ratio will void any discussion regarding an alleged requirement to impose voting restrictions on VCP common shareholders and, consequently, render unnecessary an approval by the majority of the Aracruz preferred shareholders.

5.2	Once the Stock Swap Merger is consummated, each Aracruz shareholder, irrespective of his share class, will hold VCP common shares, which shall provide for the following: (i) one vote at VCP shareholders’ meetings for every VCP share, (ii) minimum mandatory dividends equal to 25% of VCP’s adjusted net income for each fiscal year, and (iii) equal treatment in case of a change in VCP’s control, pursuant to Article 254-A of the Brazilian Corporation Law.

5.3	So that Aracruz shareholders do not end up with fractional VCP common shares as a result of the Stock Swap Merger, Aracruz shareholders shall receive from Votorantim Industrial S.A., VCP’s controlling shareholder, a donation of a whole VCP common share in exchange for any fractional entitlements resulting from the Stock Swap Merger.

6. The Stock Swap Merger herein approved provides appraisal rights to holders of Aracruz common and Class A Preferred Shares, who dissent from the resolution that approves this transaction by requesting the reimbursement of the value of their shares. Holders of Aracruz Class B Preferred Shares, however, shall have no such appraisal rights, given the fact that the Aracruz Class B Preferred Shares meet the liquidity and dispersion criteria set forth in subitems “a” and “b”, subsection II, of Article 137 the Brazilian Corporation Law.

6.1.	The reimbursement amount to be received by holders of Aracruz common and Class A Preferred Shares who exercise their appraisal rights, as calculated based on Aracruz shareholders’ equity set forth in Aracruz’s balance sheet as of December 31, 2008, is R$0.9177 per share for either share class (common or Class A Preferred).

6.2.	Pursuant to Article 137, first paragraph, of the Brazilian Corporation Law, holders of record of Aracruz common and Class A Preferred Shares on July 24, 2009 (first publication of the Call Notice for this EGM) shall be entitled to exercise appraisal rights.

6.3.	Pursuant to the provisions of items IV and VI of Article 137 of the Brazilian Corporation Law, appraisal rights may be exercised for a 30-day period counted from the publication date of the minutes of this meeting, on which date a shareholders’ notice with the necessary information for the exercise of such appraisal rights shall also be published. Payment of the corresponding reimbursement amount shall depend on the consummation of the Stock Swap Merger, as provided in Article 230 of the Brazilian Corporation Law.

7. Given that: (i) the Stock Swap Merger ratio for the exchange of Aracruz Class B Preferred Share for VCP common shares is 0.1347 VCP common share for each and every Aracruz Class B Preferred Share, and (ii) one Aracruz ADS corresponds to ten Aracruz Class B Preferred Shares; the Stock Swap Merger ratio for the exchange of the Aracruz ADSs for VCP ADSs shall be 1.347 VCP ADS for each and every Aracruz ADS.

8. Aracruz ADSs will continue to trade normally on the same stock exchanges where they are currently listed until the expiration of the appraisal rights exercise period described in item 6 above.

8.1	Holders of Aracruz Class B Preferred Shares currently trading on the Mercado de Valores Latinoamericanos em Euros (“Latibex”) who do not wish to engage in trading on the São Paulo Stock Exchange (“BM&FBOVESPA”) are advised that the deadline to sell their Aracruz Class B Preferred Shares on the Latibex will expire on the expiration date for the exercise of appraisal rights, as described in item 6 above. Because VCP does not intend to list its common shares on that stock exchange, and considering that the Aracruz Class B Preferred Shares will be exchanged for VCP common shares, holders of Aracruz Class B Preferred Shares that presently trade such shares on the Latibex will only be able to trade VCP common shares on the BM&FBOVESPA.

9. The Stock Swap Merger was duly approved by the Aracruz Fiscal Council during a meeting on July 21, 2009, the minutes of which have been filed at Aracruz’s headquarters, and are available to interested parties. Mr. Armando Simões Castro Filho, member of the Company’s Fiscal Council, was present at the meeting to answer questions from shareholders.

10. In line with the previous resolutions and pursuant to item 2.16(b) of the Stock Swap Merger Protocol, new drafting for Aracruz’s bylaws was approved, which shall be effective as per Exhibit 1 attached hereto, which Exhibit is an integral part of these minutes, as if they were transcribed herein.

11. Aracruz’s officers are, from this moment onwards, fully authorized to take all actions necessary for the consummation of the Stock Swap Merger, particularly those related to accounting entries, public registries and all other necessary measures.

VI. CLOSING: Having addressed all considerations of the SEP, these resolutions were unanimously approved by the shareholders entitled to vote present at the meeting. As there were no further matters to be discussed, the meeting was finalized with the drawing up of these minutes, which were signed by those present.

Aracruz, August 26, 2009.

José Luiz Braga

Chairman

Anselmo Farias de Oliveira

Secretary

for Arapar S.A., Newark Financial, Inc., and São Teofilo

Representações e Participações S.A.

José Luiz Braga